

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2013

Jason Nanchun Jiang
Chairman and Chief Executive Officer
Focus Media Holding Limited
Unit No. 1, 20th Floor, The Centrium
60 Wyndham Street, Central, Hong Kong

> **Re: Focus Media Holding Limited**
> **Amendment No. 1 to Schedule 13E-3**
> **Filed February 22, 2013**
> **File No. 005-81465**

Dear Mr. Jiang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

Exhibit 99(A)(1)

Cover Letter

1. We note your response to comment 5 in our letter dated February 14, 2013; specifically, your belief that the material information included in the Company Disclosure Schedule and the Parent Disclosure Schedule has been disclosed in "reasonable detail" in the Schedule 13E-3 Amendment and Revised Proxy Statement filed as Exhibit 99(A)(1). Please revise your disclosure to provide a list briefly identifying the contents of the omitted schedules. In addition, please furnish, on a supplemental basis, a copy of the Company Disclosure Schedule and Parent Disclosure Schedule to the staff.

Special Factors, page 24

Background of the Merger, page 24

2. Explain your statement on page 27 that the independent committee's further determination was "that these potentially adverse factors were more relevant for the Consortium than for the Company's unaffiliated security holders to consider." Disclose the factors considered and the basis for this conclusion.

3. We also note your disclosure on page 27 stating that "[a]fter thorough discussion with Kirkland & Ellis and Simpson Thacher, the independent committee in executive session determined that the issues arising from the SEC Inquiry are either neutral or potentially adverse to, and likely would not have a positive impact on, the Company's business, financial condition, results of operations and/or prospects." Please disclose the factors considered in this determination.

4. Please revise your disclosure to provide details related to the "update" Simpson Thacher provided to the independent committee on October 10, 2012 with respect to Simpson Thacher's communications with the SEC in connection with the SEC Inquiry.

5. We note the disclosure on page 29 regarding the likely impact of the SEC Inquiry on the proposed transaction and "its timing ..." Clarify this disclosure by indicating whether the reference to "its timing" was intended to refer to the timing of the proposed transaction or the SEC Inquiry. Explain why the independent committee determined, notwithstanding the SEC Inquiry, that it was still in the best interest of the company and its shareholders to continue evaluating the proposed transaction. This disclosure should include a discussion related to the independent committee's assessment of the likely impact, if any, of the SEC Inquiry on the proposed transaction, including the Consortium's offer price.

6. Revise your disclosure to briefly describe the business-related due diligence matters that were discussed on October 16, 2012 between the Chairman, a representative of Focus Media and representatives of the financing banks. Please identify the representative of Focus Media that was present at this meeting.

7. Please identify the material issues that were revised in the draft merger agreement Kirkland & Ellis sent to Fried Frank on October 23, 2012.

8. Please discuss the "open issues" in the merger agreement that Kirkland & Ellis, Fried Frank and Sullivan & Cromwell discussed on October 29, 2012. Further, discuss the material provisions of the merger agreement that were revised in the draft merger agreement sent by Fried Frank to Kirkland & Ellis on November 9, 2012.

9. Discuss the independent committee's reasoning behind its determination made on December 13, 2012 that the likelihood of the Consortium raising its offer price back up to the previously conditioned proposal of $5.63 per share (or $28.15 per ADS) was low.

Please include the nature and substance of contact between the independent committee and the Consortium and its representatives between November 25, 2012 when the Consortium made such initial indication and December 13, 2012, when the adjustment was made.

<u>Reasons for the Merger and the Recommendation of the Independent Committee and our Board of Directors, page 32</u>

10. We note your response to comment 17 in our letter dated February 14, 2013.  Please briefly discuss the Chairman's interests in the transactions contemplated under the merger agreement, or provide a cross-reference to the appropriate disclosure, in this section.

<u>Primary Benefits and Detriments of the Merger, page 47</u>

11. We note the response to comment 27 in our letter dated February 14, 2013.  Please supplement the existing disclosures by expressly indicating that the Buyer Group will become the direct beneficiaries of the cited costs savings.  In addition, please quantify these cost savings by providing an aggregate total based on 2012 expense data and affirmatively indicate that these savings will be realized on an annual, recurring basis.

You may contact Reid S. Hooper, Attorney-Adviser, at (202) 551-3359, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me, at (202) 551-3266, with any questions.

Sincerely,

Nicholas Panos
Senior Special Counsel
Office of Mergers and Acquisitions

<u>Via E-mail</u>
David Zhang
Jesse Sheley
Stephanie Tang